XCel Brands, Inc.
475 10th Avenue, 4th Floor
New York, NY 10018
(347) 727-2474

November 22, 2011

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Matthew Crispino
Staff Attorney

Re:	XCel Brands, Inc.
Form 8-K for the Report Date of September 29, 2011
Filed October 5, 2011
File No. 001-10593

Dear Mr. Crispino:

We refer to the letter of the Securities and Exchange Commission (the “Commission”), dated November 3, 2011, addressed to Robert W. D’Loren, the Chief Executive Officer of XCel Brands, Inc. (the “Company”).  As was discussed earlier today with Edwin Kim of the Commission’s Staff, the Company is not yet in position to respond to the Commission’s comments.  The Company needs additional time to prepare its response and anticipates that its response will be filed on or before December 5, 2011.

Please do not hesitate to contact me at (347) 532-5894 with any questions or further comments.

Very truly yours,

XCEL BRANDS, INC.

/s/ Seth Burroughs
By: Seth Burroughs
Title: Executive Vice President